Exhibit 6.3

AFFIDAVIT of UNDERSTANDING - EMPLOYMENT AGREEMENT

This Affidavit is intended to make clear my understanding of the employment agreement with ASI Aviation, Inc. (the “Company”) dated effective January 1, 2016, which I signed on March 7, 2016 (the “Employment Agreement”).

I hereby declare that I understand that payments described in Section 5. Compensation of the Employment Agreement which includes Base Salary and Performance Bonuses in Sections 5.1 and 5.2 of the Employment Agreement, respectively, shall be payable and begin accruing, in whole or in part as may be determined by the Board of Directors of the Company, only upon the successful consummation of the Company’s planned $5,000,000 Regulation A offering for which a Form 1-A was filed with the Securities and Exchange Commission on May 18, 2022 (the “2022 Regulation A Offering”).

I acknowledge that for purposes of this Affidavit, the reference to the words “consummation of the IPO” in Section 5.1 of the Employment Agreement shall mean consummation of the 2022 Regulation A Offering and that the words “successful consummation” above shall mean that a minimum of $500,000 has been raised in the 2022 Regulation A Offering.

Additionally, I understand such compensation will neither be earned nor received at any time prior to the successful consummation and funding of the 2022 Regulation A Offering for either my Base Salary or any Performance Bonus for which I would be eligible under the Employment Agreement.

ACKNOWLEDGEMENT OF AFFIDAVIT:

/s/ BB Sahay

Signature

Brajnandan B. Sahay
Printed Name

5/19/22
Date

Certificate of Aforementioned Affidavit:

County of Fairfax

Commonwealth of Virginia

The foregoing affidavit was acknowledged before me this 19th day of May, 2022 by

Brajnandan B. Sahay
(Name of person acknowledging affidavit)

Notary Public’s signature:	/s/ Shamila Tabibi
Notary Public’s printed name:	Shamila Tabibi
My commission expires:	10/31/26